

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 4, 2017

Kristi Moody
Senior Vice President & Corporate Secretary
Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, AR 72212

> **Re: Windstream Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 8, 2016**
> **File No. 333-214992**

Dear Ms. Moody:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 29

Conditions to the Mergers, page 36

1. We note the ability of either party to waive conditions to the merger. Please specifically identify here and on pages 161-163 which conditions are waivable. Disclose whether it is the board of directors' intent to resolicit stockholder approval if either party waives material conditions. We believe that resolicitation is generally required when parties waive material conditions to a merger, such as receipt of an opinion that a merger is not taxable to stockholders, and such changes in terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

Background of the Mergers, page 69

2. We note your disclosure that EarthLink shareholders will control approximately 49 percent of the combined company and Windstream shareholders will control approximately 51 percent of the combined company. Please expand your disclosure to discuss how the parties determined that EarthLink shareholders should control 49 percent of the combined company, especially given that Windstream will be contributing substantially more in assets and revenues to the combined company.

Material U.S. Federal Income Tax Consequences, page 166

3. We note your discussion on page 167 of the tax opinions that are a condition to the merger and your statement that the disclosure regarding the U.S. federal income tax consequences of the merger are based upon these closing opinions. If the tax opinions are waivable conditions, please file tax opinion(s) on the material tax consequences of the mergers to shareholders as exhibits prior to effectiveness. Also revise your disclosure here and in the summary section to state you have received the tax opinion(s), and disclose that the tax consequences discussed reflect the opinion(s). For guidance, please refer to Section III.D.3 of Staff Legal Bulletin No. 19 (CF), available on our website at https://www.sec.gov/interps/legal.shtml.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications